CERTIFICATE OF NOTIFICATION

                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated April 18, 2003 in the matter of File No. 70-10094.

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Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On March 9, 2004, the issuance by the Company of $40,000,000 aggregate principal amount of its Series F Floating Rate Senior Notes due March 9, 2009 (the "Series F Notes"), pursuant to the Sixth Supplemental Indenture dated as of March 9, 2004, supplementing the Senior Note Indenture dated as of May 1, 1998 between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

              Exhibit A -- Prospectus supplement with respect to the Series F
                           Notes, dated March 3, 2004. (Filed electronically March 5, 2004, in File Nos. 333-108156, 333-108156-01
                           and 333-108156-02.)

              Exhibit B -- Underwriting Agreement with respect to the Series
                           F Notes dated March 3, 2004. (Designated in Form 8-K dated March 3, 2004 as Exhibit 1.)

              Exhibit C -- Sixth Supplemental Indenture dated as of March 9,
                           2004 to the Senior Note Indenture dated as of May 1, 1998 between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee. (Designated in Form 8-K dated March 3, 2004, as Exhibit 4.2.)

              Exhibit D -- Opinion of Balch & Bingham LLP, dated March 19,
                           2004.



Dated: March 19, 2004                                MISSISSIPPI POWER COMPANY



                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                       Assistant Secretary